Russell Investments Implementation Services, LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$	17,164,559
Cash segregated under federal regulations		3,971,724
Securities commissions receivable		8,314,646
Fees receivable		8,189,988
Prepayments for customer research services credits		240,520
Prepaid expenses and other		811,166
Fixed assets, net		477,295
Deferred income taxes, net		60,058,514
Total assets	$	99,228,412

Liabilities and Member's Equity

Liabilities

Commission credits payable to customers	$	2,415,590
Compensation payable		2,310,402
Accrued expenses		1,081,265
Payable to brokers and subadvisors		2,818,000
Due to affiliates		7,063,071
Taxes payable		293,756
Incentive compensation liabilities		1,798,013
Other liabilities		48,397
Total liabilities		17,828,494

Guarantees and contingencies (Notes 9 and 10)

Member's equity

Member's equity		107,046,821
Accumulated deficit		(25,646,903)
Total member's equity		81,399,918
Total liabilities and member's equity	$	99,228,412

The accompanying notes are an integral part of these financial statements.